MUTUAL OF AMERICA

MUTUAL OF AMERICA LIFE INSURANCE COMPANY	320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX

AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

February 5, 2016

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mutual of America Investment Corporation (the “Registrant”)
Registration Statement on Form N-1A (File no. 033-06486 and 811-05084)
Post-effective amendment to Rule 485(a)(2) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith, the above named Registrant is filing a post-effective amendment under Rule 485(a)(2) of the Securities Act of 1933. This is to advise that the reason for the filing under Rule 485(a)(2) is solely due to the addition of the 2055 Retirement Fund to the existing Retirement Funds series offered by the Registrant. For your convenience, please contact us if you would like to see the marked prospectus in Word format and we will send that to you directly.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Assistant General Counsel